Exhibit 4.2

RELEASE

This RELEASE (this “Release”) is entered into as of January 2, 2007 by Wilmington Trust Company (the “Trustee”), in favor of Teklicon, Inc., a California corporation (“Teklicon”). Capitalized terms used herein but not defined herein shall have the same meanings given to them in the Indenture (as defined below).

RECITALS

WHEREAS, Teklicon is party to that certain Indenture dated as of August 2, 2005 among FTI Consulting, Inc., a Maryland corporation (the “Company”), the other Guarantors party thereto and the Trustee, relating to the 3 3/4% Convertible Senior Subordinated Notes due July 15, 2012 (the “Notes”) of the Company (as supplemented by the First Supplemental Indenture dated as of December 16, 2005, the Second Supplemental Indenture dated as of February 22, 2005, the Third Supplemental Indenture dated as of September 15, 2006, the Fourth Supplemental Indenture dated as of November 7, 2006 and the Fifth Supplemental Indenture dated as of December 7, 2006, the “Indenture”).

WHEREAS, Teklicon has unconditionally guaranteed all of the Company’s Obligations under the Notes and the Indenture.

WHEREAS, pursuant to that certain Stock Purchase Agreement dated as of December 28, 2006, by and among the Company, Teklicon and Lee Egherman, Marcian Hoff, Jr., Jennifer Bonar, and Christopher Jeffers (collectively, the “Purchasers”) the Company has agreed to sell all of the capital stock (the “Sale”) of Teklicon to the Purchasers in consideration of $1.00 in cash and accounts receivable outstanding and work in progress as of the date of the closing of the Sale.

WHEREAS, Trustee has received an Opinion of Counsel and an Officers’ Certificate to the effect that the Sale complies with the provisions of the Indenture.

NOW THEREFORE, in consideration of the mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Release. Effective upon the consummation of the Sale, Trustee, on behalf of itself and the Holders of the Notes, hereby releases Teklicon from any and all obligations and liabilities arising from the Indenture and the Notes, other than obligations and liabilities that expressly would survive any termination of the Indenture. This Release is effective only as to Teklicon and shall not in any way affect any of the obligations and liabilities of the other Guarantors under the Indenture.

2. Governing Law. THIS RELEASE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

3. Counterparts. This Release may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Release to be duly executed and delivered as of the date first written above.

WILMINGTON TRUST COMPANY, as Trustee

By:	/s/ MICHAEL G. OLLER, JR.
Name:	Michael G. Oller, Jr.
Title:	Senior Financial Services Officer

TEKLICON, INC.

By:	/s/ ERIC B. MILLER
Name:	Eric B. Miller
Title:	Vice President

[Teklicon Release (2005 Convertible Notes)]